Exhibit J

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

SPECIALIZED TERM APPRECIATION RETENTION SALE (STARS)	EQUITY FINANCIAL PRODUCTS GROUP
December 31, 2010
From: Bank of America, N.A.
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated,
as agent or arranger (as provided herein)
Bank of America Tower at One Bryant Park
New York, NY 10036
Attention: Legal Department
Telephone: 646-855-7127
Facsimile: 704-208-2869
To: New-Wave Investment Holding Company Limited
20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080
People’s Republic of China
Attention: Chief Executive Officer
Reference Number: As specified in the Supplemental Confirmation
Dear Sir or Madam:
     The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction entered into between Bank of America, N.A. (“Party A”) and New-Wave Investment Holding Company Limited (“Party B”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the Agreement specified below. In the Transaction, Party A acts as counterparty only and not as an advisor or fiduciary to Party B, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) acts as agent for both Party A and Party B, unless Party B is a “qualified investor” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which case MLPF&S acts solely as an arranger for Party A, as further described below.
     As of the date hereof (the “Commencement Date”), Party A and Party B have entered into the Forward Sales Plan Addendum (as hereafter amended, modified, supplemented, replaced or amended and restated, the “Addendum”) to, among other things, evidence that the parties hereto intend for the Forward Sales Documents (as defined in the Addendum), including this Confirmation, to constitute binding contract or instruction satisfying the requirements of Rule 10b5-1(c) under the Exchange Act. This Addendum is made a part of, shall supplement, and is subject to this Confirmation. This Confirmation, the Addendum, and the Supplemental Confirmation together constitute a “Confirmation” as referred to in the Agreement.
     On the Commencement Date, Party A and Party B entered into a letter agreement entitled “Transaction Acknowledgment” (the “Transaction Acknowledgment”) in connection with the Transaction. On the Prepayment Date, the Transaction Acknowledgment and any Rule 10b-10 confirmation will be superseded in accordance with the Addendum.

     The definitions and provisions contained in (i) the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and (ii) the 2000 ISDA Definitions (and Annex thereto) (the “2000 Definitions”) as published by ISDA are incorporated into this Confirmation. This Confirmation and the Supplemental Confirmation evidence a binding agreement between Party A and Party B as to the terms of the Transaction. In the event of any inconsistency between the Equity Definitions, the 2000 Definitions and this Confirmation, this Confirmation shall govern. In the event of any inconsistency between the 2000 Definitions and the Equity Definitions, the Equity Definitions shall govern. For purposes of the Equity Definitions, the Transaction is a Share Forward Transaction.
     Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.
     In lieu of negotiating an ISDA Master Agreement and Schedule, Party A and Party B hereby agree that an agreement in the form of the 2002 ISDA Master Agreement (the “2002 ISDA Form”) as first published by ISDA in 2002, without any Schedule attached thereto, but containing all elections, modifications and amendments to the 2002 ISDA Form contained herein (as so supplemented, the “Agreement”), shall be deemed to have been executed by both of us on the Trade Date of the first “Transaction” (as defined in the 2002 ISDA Form) between us. This Confirmation and the Transaction to which it relates, as well as any other Transaction between us (unless otherwise specified in the Confirmation with respect to such other Transaction) shall supplement, form a part of, and be subject to, such Agreement. All provisions contained in, or incorporated by reference to, the Agreement shall govern the Transaction referenced in this Confirmation, as well as all other Transactions between the parties heretofore or hereafter entered into, except as expressly modified herein or therein. In case of any inconsistency between the provisions of the Agreement and this Confirmation, this Confirmation (including any amendments hereto) shall prevail for the purpose of the Transaction. In the case of any inconsistency between the Equity Definitions, the 2000 Definitions, this Confirmation and the Agreement, on the one hand, and the Supplemental Confirmation, on the other hand, the Supplemental Confirmation will govern. This Confirmation, if it relates to the Transaction between us, constitutes both the Agreement and a Confirmation thereunder. If an agreement in the form of the ISDA 1992 Master Agreement (Multicurrency—Cross Border) is already deemed to exist between Party A and Party B due to incorporation by reference in a confirmation or other agreement, but no Transaction (as defined therein) is currently outstanding thereunder, then as of the Trade Date hereunder such agreement and form are hereby amended and restated in their entirety to be the 2002 ISDA Form and the elections, modifications and amendments thereto referred to in the first sentence of this paragraph, and the “Agreement” as used in such confirmation or other agreement shall mean such 2002 ISDA Form as supplemented by such elections, modifications and amendments.
     If Party A and Party B subsequently negotiate a 2002 ISDA Master Agreement and Schedule, this Transaction shall be governed thereby only to the extent expressly so agreed by the parties at such time, and in such case, such agreement shall become the “Agreement.” In such event, in case of any inconsistency between the provisions of such Agreement and this Confirmation, this Confirmation (including the Supplemental Confirmation and any amendments hereto) shall prevail for the purpose of this Transaction. With respect to the Transaction, capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the Supplemental Confirmation.
     Additional terms of each Transaction subject to this Confirmation shall be set forth in the Supplemental Confirmation (as defined in the Addendum).
1. The terms of the Transaction to which this Confirmation and the Supplemental Confirmation relate are as follows:

General Terms:

Trade Date:	As specified in the Supplemental Confirmation.

Buyer:	Party A

Seller:	Party B

Shares:	The common stock, par value USD 0.133 per Share, of SINA Corporation (the “Issuer”) (Exchange symbol “SINA”), or security entitlements in respect thereof.

Components:	The Transaction will consist of individual Components each with the terms and conditions as set forth in this Confirmation. The payments and deliveries to be made upon settlement of the Transaction shall be determined separately for each Component as if such Component were a separate Transaction.

Number of Shares:	[As specified in the Supplemental Confirmation] in the aggregate with respect to the Transaction. For purposes of determining the payments and deliveries to be made upon settlement of any Component, the Number of Shares for such Component shall be as set forth below:

	Component	Number of Shares

	[***]	The amount specified in the Supplemental Confirmation

Prepayment:	Applicable

Variable Obligation:	Applicable

Forward Floor Price:	[the amount specified in the Supplemental Confirmation]

Forward Cap Price:	[the amount specified in the Supplemental Confirmation]

Exchange:	Nasdaq Stock Market

Related Exchange(s):	All Exchanges

Valuation Date:	For each Component, the date specified below for such Component:

	Component:	Valuation Date:

	[***]	The date specified in the Supplemental Confirmation

provided that if that date is a Disrupted Day, the Valuation Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not and is not deemed

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

to be a Valuation Date in respect of any other Component under the Transaction; provided further that if the Valuation Date for any Component has not occurred pursuant to the preceding proviso as of the eighth Scheduled Trading Day following the last scheduled Valuation Date under the Transaction, that eighth Scheduled Trading Day shall be the Valuation Date for such Component (irrespective of whether such day is a Valuation Date in respect of any other Component) and the Calculation Agent shall determine its good faith estimate of the value for the Shares as of the Valuation Time on that eighth Scheduled Trading Day.

Calculation Agent:	Party A

Payment of Prepayment Amount:

Prepayment Amount:	[the amount specified in the Supplemental Confirmation].

Prepayment Date:	The later to occur of the date falling one Settlement Cycle after the Trade Date and the date all of the conditions specified in Section 2 below are satisfied.
Settlement Terms:

For each Component:

Settlement Method Election:	Applicable; provided that (i) the same Settlement Method Election shall apply to all Components and (ii) if, in the reasonable judgment of Party A, Party B would not be able to deliver the Number of Shares to be Delivered with respect to which the Representation and Agreement set forth in Section 9.11 of the Equity Definitions (as modified herein) would be true and satisfied as of 4:00 P.M. New York City Time on the Settlement Method Election Date as if (x) such date were a Settlement Date, (y) Physical Settlement were applicable and (z) the Number of Shares to be Delivered for such Settlement Date were the aggregate Number of Shares, then Party A shall have the right, but not the obligation, to elect, on or prior to the Settlement Method Election Date, that Party B be deemed to have elected Cash Settlement, notwithstanding any actual or deemed election by Party B to the contrary.

Electing Party:	Party B

Settlement Method Election Date:	The date that is seven Scheduled Trading Days immediately prior to the scheduled Valuation Date for the Component with the earliest scheduled Valuation Date.

Default Settlement Method:	Physical Settlement

Cash Settlement:	If Cash Settlement is applicable, then the following provisions shall apply in lieu of the provisions set forth in Section 8.4 of the Equity Definitions. If Party B elects Cash Settlement, or is deemed to elect Cash Settlement, Party B shall pay the Preliminary Forward Cash Settlement Amount to Party A on the Preliminary Cash Settlement Payment Date. If the Daily Preliminary Forward Cash Settlement Amount exceeds the Forward Cash Settlement Amount, Party A shall pay to Party B the amount of such excess on the Cash Settlement Payment Date. If the Forward Cash Settlement Amount exceeds the Daily Preliminary Forward Cash Settlement Amount, Party B shall pay to Party A the amount of such excess on the Cash Settlement Payment Date.

Preliminary Cash Settlement Payment Date:	The Currency Business Day immediately following the Preliminary Cash Settlement Pricing Date.

Preliminary Cash Settlement Pricing Date:	The third Scheduled Trading Day immediately prior to the scheduled Valuation Date for the Component with the earliest scheduled Valuation Date.

Preliminary Forward Cash Settlement Amount:	The sum of all the Daily Preliminary Forward Cash Settlement Amounts.

Daily Preliminary Forward Cash Settlement Amount:	105% of the Forward Cash Settlement Amount that would apply if the Valuation Date were the Preliminary Cash Settlement Pricing Date.

Settlement Price:	Notwithstanding Sections 1.23(b) and 7.3 of the Equity Definitions, the Relevant Price or Settlement Price, as the case may be, will be equal to, the Nasdaq Official Closing Price (the “NOCP”) per Share as of the Valuation Time on the Valuation Date as reported in the official price determination mechanism for the Exchange.

Additional Cash Payment:	If Physical Settlement is applicable, then in addition to the Number of Shares to be Delivered, Party B shall pay to Party A an amount in cash equal to the product of (i) the Number of Shares to be Delivered and (ii) USD [***].

Automatic Physical Settlement:	If (i) by 10:00 A.M., New York City time on the Settlement Date Party B has not otherwise effected delivery of the Number of Shares to be Delivered or delivered the Preliminary Forward Cash Settlement Amount in lieu thereof by 5:00 P.M., New York City time, on the Preliminary Cash Settlement Payment Date, and (ii) the collateral then held under the Pledge Agreement by or on behalf of Party A includes a number of Shares with

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

respect to which the Representation and Agreement set forth in Section 9.11 of the Equity Definitions (as modified herein) are true and satisfied (or, at the absolute discretion of Party A, Shares with respect to which such Representation and Agreement are not true or satisfied) at least equal to the Number of Shares to be Delivered, then (x) Party B shall be deemed not to have elected Cash Settlement for such Component only (notwithstanding any notice by Party B to the contrary) and (y) the delivery required by Section 9.2 of the Equity Definitions shall be effected, in whole or in part, as the case may be by delivery from the Collateral Account (as defined in the Pledge Agreement) to Party A of a number of Shares equal to the Number of Shares to be Delivered for such Settlement Date. For the avoidance of doubt, the parties agree that, notwithstanding the foregoing and without limiting the generality of Section 5(a) of the Agreement, if Party B elects Cash Settlement or is deemed to have elected Cash Settlement and does not deliver the Forward Cash Settlement Amount when required, Party B shall be in breach of this Agreement and shall be liable to Party A for any losses incurred by Party A or any affiliate of Party A as a result of such breach, including without limitation market losses incurred in connection with any decline in the value of the Shares subsequent to the Valuation Date.

Representation and Agreement:	Notwithstanding any provision of the Equity Definitions to the contrary, the existence of Permitted Restrictions with respect to any Shares shall be deemed not to constitute a breach of Section 9.11 of the Equity Definitions.

Permitted Restrictions:	None

Settlement Currency:	USD

Dividends:

Obligations with Respect to Excess Cash Dividends:	If there occurs an Excess Cash Dividend, then Party B shall make a cash payment to Party A, on the date such Excess Cash Dividend is paid by the Issuer to holders of Shares, of an amount equal to the product of the aggregate Number of Shares as of the ex-dividend date for such Excess Cash Dividend and the amount of such Excess Cash Dividend, as determined by the Calculation Agent.

Excess Cash Dividend:	That portion, if any, of the per Share amount of any Ordinary Cash Dividend that, together with the amount of all previous Ordinary Cash Dividends, if any, for which the ex-dividend date occurs within the same Dividend Period, exceeds the Contractual

Dividend Amount for such Dividend Period, as determined by the Calculation Agent.

Ordinary Cash Dividends:	Any Relevant Dividend that is, in the determination of the Calculation Agent, an ordinary cash dividend denominated in USD.

Relevant Dividend:	Any dividend or distribution on the Shares for which the ex-dividend date occurs from but excluding the Trade Date to and including the final Valuation Date.

Contractual Dividend Amount:	For any Dividend Period, USD zero per Share (subject to adjustment by the Calculation Agent in accordance with Calculation Agent Adjustment to account for any Potential Adjustment Event and subject to adjustment by the Calculation Agent to account for any Spin-off (as defined below) or any change to the timing and/or frequency of payment of the Issuer’s regular dividend.

Dividend Period:	Each period from, but excluding, one Dividend Period End Date to, but including, the next Dividend Period End Date; provided that the first Dividend Period shall commence on, but exclude, the Trade Date, and the final Dividend Period shall end on, and include, the final Valuation Date.

Obligations with Respect to Extraordinary Dividends:	If there occurs an Extraordinary Dividend, then Party B shall make a payment or delivery, as the case may be, to Party A on the date such Extraordinary Dividend is paid or delivered by the Issuer to holders of Shares, of an amount of the same type of cash or other property so paid or delivered by the Issuer equal to the product of the aggregate Number of Shares as of the ex-dividend date for such Extraordinary Dividend and the amount of such cash or property that would be received by a holder of one Share in such Extraordinary Dividend, as determined by the Calculation Agent.

Extraordinary Dividend:	Any Relevant Dividend that is not of a type described in clause (i) or subclause (A) or (B) of clause (ii) of Section 11.2(e) of the Equity Definitions and that is not, in the determination of the Calculation Agent, an Ordinary Cash Dividend, including without limitation any Relevant Dividend that is (i) a dividend or distribution declared on the Shares at a time at which the Issuer has not previously declared or paid dividends or distributions on such Shares for the prior four quarterly periods, (ii) a payment or distribution by the Issuer to holders of Shares that the Issuer announces will be an “extraordinary” or “special” dividend or distribution, (iii) a payment by the Issuer to holders of Shares out of the Issuer’s capital and surplus or (iv) any other “special”

dividend or distribution on the Shares that is, by its terms or declared intent, outside the normal course of operations or normal dividend policies or practices of the Issuer.

Dividend Period End Dates:	September 16 of each year (subject to adjustment by the Calculation Agent in its sole discretion to account for any Spin-off (as defined below) or any change to the timing and/or frequency of payment of the Issuer’s regular dividend.

Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions.

Share Adjustments:

Potential Adjustment Events:	If an event occurs that constitutes both a Potential Adjustment Event under Section 11.2(e)(ii)(C) of the Equity Definitions and a Spin-off as described below, it shall be treated hereunder as a Spin-off and not as a Potential Adjustment Event.

Method of Adjustment:	Calculation Agent Adjustment

Spin-off:	A distribution of New Shares (the “Spin-off Shares”) of a subsidiary of the Issuer (the “Spin-off Issuer”) to holders of the Shares (the “Original Shares”). Solely for purposes of this paragraph, “New Shares” means ordinary or common shares of the Spin-off Issuer that are, or that as of the ex-dividend date of such Spin-off are scheduled promptly to be, (i) publicly quoted, traded or listed on an exchange or quotation system located in the same country as the Exchange (or, where the Exchange is within the European Union, in any member state of the European Union) and (ii) not subject to any currency exchange controls, trading restrictions or other trading limitations.

Party A Spin-off Election:	Party A shall have the right to elect, upon written notice delivered to Party B at least ten Scheduled Trading Days prior to the scheduled ex-dividend date of any Spin-off, that the Basket Adjustments or the Separate Transactions Adjustments shall be applicable to such Spin-off.

Basket Adjustments:	If Party A shall have elected that the Basket Adjustments apply to any Spin-off, as of the ex-dividend date for such Spin-off, (i) “Shares” shall mean the Original Shares and the Spin-off Shares; (ii) the Transaction shall continue but as a Share Basket Forward Transaction with a Number of Baskets equal to the Number of Shares prior to such Spin-off, and each Basket shall consist of one Original Share and a number of Spin-off Shares that a holder of one Original Share would have been entitled to receive in such Spin-off (and references to Shares herein shall be interpreted as references to Baskets, as the context requires); and (iii) the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such Spin-off (including, without limitation, adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Spin-off by an options exchange to options on the Shares traded on such options exchange. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the composition of the Basket and other terms of the Transaction in accordance with the immediately preceding sentence.

Separate Transactions Adjustments:	If Party A shall have elected that the Separate Transactions Adjustments apply to any Spin-off, as of the ex-dividend date for such Spin-off, the Transaction shall be considered two separate Transactions, each with terms identical to the original Transaction (the “Original Transaction”), except that: (i) the “Shares” for the Original Transaction (the “Original Shares Transaction”) shall be the Original Shares and the “Shares” for the other transaction (the “Spin-off Shares Transaction”) shall be the Spin-off Shares, (ii) the Number of Shares for each Component of the Original Shares Transaction shall remain unchanged from the Number of Shares for such Component of the Original Transaction, (iii) the Number of Shares for each Component of the Spin-off Shares Transaction shall equal the product of (A) the Number of Shares for such Component of the Original Transaction (as in effect immediately prior to the ex-dividend date for such Spin-off) and (B) the number of Spin-off Shares that a holder of one share of Original Shares would have owned or been entitled to receive in connection with such Spin-Off, and (iv) the Forward Floor Price and the Forward Cap Price for each of the Original Shares Transaction and the Spin-off Shares Transaction shall be adjusted by the Calculation Agent to reflect the relative market values per share and dividend practices of the Original Shares and the Spin-off Shares immediately following the ex-dividend date for such Spin-off, as determined by the Calculation Agent (including, without limitation, adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Original Shares, the Spin-off Shares, the Original Shares Transaction or to the Spin-off Shares Transaction). Following a Spin-off to which Separate Transactions Adjustments are applicable, this Confirmation shall apply in all respects (except as provided above) to both the Original Shares Transaction and the Spin-off Shares Transaction as if each were a separate Transaction under the Agreement.

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Nationalization, Insolvency or Delisting:	Cancellation and Payment; provided that, following a Spin-off in respect of which Basket Adjustments are applicable, Partial Cancellation and Payment shall be applicable.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) deleting the words “a party to such Transaction” in the fifth line thereof and replacing them with the words “Party A” and (ii) deleting the words “it” and “its” in the seventh line thereof and replacing them with the words “either party” and “such party”, respectively.

Failure to Deliver:	Not Applicable

Insolvency Filing:	Applicable

Hedging Disruption:	Applicable

Hedging Party:	Party A

Increased Cost of Hedging:	Applicable

Hedging Party:	Party A

Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	[***] basis points per annum

Hedging Party:	Party A

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

Increased Cost of Stock Borrow:	Applicable

Initial Stock Loan Rate:	[***] basis points per annum

Hedging Party:	Party A

Determining Party:	Party A

Cancellation Amount:	For the avoidance of doubt, the parties agree that, for purposes of determining any Cancellation Amount payable as a Hedging Disruption, Increased Cost of Hedging, Loss of Stock Borrow or Increased Cost of Stock Borrow, the Determining Party may take into account any amounts payable by the Hedging Party under any buy-in provisions contained in any securities loan agreements governing loans of Shares borrowed in respect of the Transaction.

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable
2. Conditions:
(a) Conditions to Effectiveness. As a condition to the effectiveness of this Confirmation and the Forward Sales Plan (as defined in the Addendum):
     (i) Pledge Agreement. The parties hereto shall have entered into a Pledge Agreement (as hereafter amended, modified, supplemented, replaced or amended and restated, the “Pledge Agreement”). On the Commencement Date, Party B shall deliver such Shares as security for Party B’s obligations hereunder, under the Transaction Acknowledgment, the Agreement, and the Pledge Agreement in the manner specified in the Pledge Agreement and the number of Shares shall be at least equal to the aggregate Number of Shares, all as further provided in the Pledge Agreement. The Pledge Agreement shall be a Credit Support Document hereunder and under the Agreement.
     (ii) Addendum. The parties hereto shall have entered into the Addendum.
     (iii) Transaction Acknowledgment. The parties hereto shall have entered into the Transaction Acknowledgment.
     (iv) Opinions. Party B shall have caused its counsel to have delivered to Party A, on the Commencement Date, opinions satisfactory to Party A with respect to the Transaction Acknowledgment, the Confirmation, the Supplemental Confirmation, the Addendum, and the Pledge Agreement.
     (v) Issuer’s Representation Letter. Party B shall have delivered to Party A an Issuer Representation Letter, satisfactory to Party A, duly executed by an executive officer of the Issuer.
     (vi) The representations and warranties of Party B contained in Section 3 below, in the Addendum, in the Transaction Acknowledgment, in the Agreement (including as may be

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

modified herein), and in the Pledge Agreement shall be true and correct as of the Commencement Date.
     (vii) Party B shall have performed all of the covenants and obligations to be performed by it hereunder, under the Transaction Acknowledgment, under the Addendum, under the Agreement (including as may be modified herein), and under the Pledge Agreement that are required to be performed on or prior to the Commencement Date.
(b) Conditions to Party A’s Payment Obligation. The obligation of Party A to pay the Prepayment Amount on the Prepayment Date is subject to the satisfaction of the following conditions:
     (i) The representations and warranties of Party B contained in Section 3 below, in the Addendum, in the Agreement (including as may be modified herein) and in the Pledge Agreement shall be true and correct as of the Prepayment Date.
3. Other Provisions:
     (a) Additional Representations and Agreements. Party B represents and warrants to and for the benefit of, and agrees with, Party A as follows (as of each day during the period beginning on the Commencement Date and ending on the Prepayment Date, except with respect to clauses (viii) and (ix) below, which shall apply as of each day during the period beginning on the Commencement Date and ending on the last Valuation Date, and except with respect to clause (iii) below, which shall apply only as of the date specified in the Addendum):
     (i) From the date three months prior to the Commencement Date until the Trade Date, neither Party B nor any person who would be considered to be the same “person” (as such term is used in Rule 144(a)(2) under the Securities Act) as Party B has, without the written consent of Party A, sold or loaned any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. For the purposes of this paragraph, Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares.
     (ii) Party B does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.
     (iii) The representations made by Party B regarding material, non-public information in the Addendum are incorporated herein by reference.
     (iv) Party B is an “eligible contract participant” and this Transaction has been subject to individual negotiation by the parties and has not been executed or traded on a “trading facility” (as such terms are defined in the Commodity Exchange Act, as amended).
     (v) Party B is (A) an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, (B) is entering into the Transaction for its own account and not with a view to distribution and (C) understands and acknowledges that the Transaction has not and will not be registered under the Securities Act.
     (vi) Party B is not, and after giving effect to the transactions contemplated hereby, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
     (vii) Party B (A) has not sold any Shares pursuant to an effective registration statement (under which Party B is listed as a selling securityholder) at any time during the thirty (30) Exchange Business Days prior to or following the Commencement Date, and shall not make any such sales of Shares at any time during the ten (10) Exchange Business Days prior to or following the Valuation Date and (B) has not exercised any rights under any registration rights agreement to cause a registration statement (under which Party B is, or will be, listed as a selling securityholder) to be filed with respect to any Shares at any time during the thirty (30) Exchange Business Days prior to or following Trade Date and shall not exercise any such rights, or cause any such registration statement to be filed, at any time during the ten (10) Exchange Business Days prior to or following the Valuation Date. For purposes of this paragraph only, “Valuation Date” shall include any other date of early termination or unwind of the Transaction in whole or in part.
     (viii) Party B is and will be in compliance with its reporting obligations under the Exchange Act, and Party B will provide Party A with a copy of any report filed thereunder in respect of the Transaction promptly upon filing thereof.
     (ix) None of the transactions contemplated herein will violate (i) any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Party B or its affiliates, including, but not limited to, the Issuer’s window period policy or (ii) an contractual restrictions applicable to Party B pursuant to any agreements to which Party B is a party, including, but not limited to the Shareholders Agreement of Party B dated as of November 25, 2009, as such may be modified or supplemented by Letters of Acknowledgement and Consent dated as of December 31, 2010 delivered by certain shareholders of Party B.
     (x) Party B has, on or prior to the Commencement Date, transmitted for filing with the Securities and Exchange Commission (the “SEC”) a Form 144 with respect to the Transaction, and has filed or will file any amendments thereto necessary pursuant to Rule 144 or any related interpretations of the SEC with respect to this Transaction. Party B promptly will provide Party A with a copy of all such filings.
     (xi) Party B has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Party A or an affiliate of Party A effects in establishing Party A’s initial hedge position with respect to the Transaction.
     (xii) Except as provided herein, Party B has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Party A or an affiliate of Party A effects in establishing Party A’s initial hedge position with respect to the Transaction.
     (xiii) The parties intend that the Transaction Acknowledgment, as supplemented by the Addendum, constitutes a “Preliminary Agreement” and the Confirmation, as supplemented by the Supplemental Confirmation, constitutes a “Final Agreement,” both as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the Securities and Exchange Commission staff (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999.
     (xiv) The law of the People’s Republic of China does not apply in any respect to (i) Party B, or (ii) this Confirmation, the Supplemental Confirmation, the Agreement, the Addendum, the Pledge Agreement or the Transaction.

     (xv) Party B possesses, has read, and understands the terms and provisions of the Addendum, the Agreement and the Equity Definitions.
     (aA) Additional Representations and Agreements of Party A. Party A represents and warrants to and for the benefit of, and agrees with, Party B as follows (as of the Commencement Date):
     (i) Party A is an “eligible contract participant” and this Transaction has been subject to individual negotiation by the parties and has not been executed or traded on a “trading facility” (as such terms are defined in the Commodity Exchange Act, as amended).
     (ii) Party A or an affiliate that is registered as a broker-dealer under the Exchange Act has introduced or will introduce into the public market as promptly as practicable consistent with market conditions following the Commencement Date a quantity of securities of the same class as the Shares equal to the Number of Shares, and neither Party A nor any such affiliate has taken any actions inconsistent with the manner-of-sale conditions described in Rule 144 (g) under the Securities Act.
     (iii) Party A is (A) an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, (B) is entering into the Transaction for its own account and not with a view to distribution and (C) understands and acknowledges that the Transaction has not and will not be registered under the Securities Act.
     (iv) The parties intend that the Transaction Acknowledgment, as supplemented with the Addendum, constitutes a “Preliminary Agreement” and, upon execution of the Supplemental Confirmation for the Transaction, a “Final Agreement,” both as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the Securities and Exchange Commission staff (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999.
     (v) Party A is a “qualified purchaser” as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended.
     (b) Additional Termination Events. The following shall be Additional Termination Events with respect to which Party B is the sole Affected Party and all Transactions shall be Affected Transactions:
     (i) Party B shall be indicted for, or shall be convicted of, or plead guilty or plead nolo contendere to (A) any felony or (B) any other crime relating to securities transactions or investment management or involving fraud or breach of trust;
     (ii) Party B shall have become subject to any formal regulatory or administrative investigation, proceeding, action or sanction of or by any Governmental Authority (as defined below), which, in any such case, is reasonably likely to have a material adverse effect on Party B. For purposes of this subparagraph, the term “Governmental Authority” shall mean any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
     (c) Additional Events of Default. It shall be an Event of Default under the Agreement with respect to Party B if:

     (i) a Collateral Event of Default, as defined in the Pledge Agreement, shall have occurred; or
     (ii) (A) if Party B is a business trust entity or a trustee of a common law trust acting in such capacity hereunder, the trust agreement or declaration of trust with respect to Party B is terminated or revoked or amended or modified in any manner that is, in the sole discretion of Party A, adverse to Party A’s rights under this Confirmation; (B) if Party B is a partnership, (x) any general partner breaches any provision of the partnership agreement; or (y) the partnership is dissolved, terminated or liquidated; (C) if Party B is a limited liability company, (x) any manager or member breaches any material provision of the limited liability company agreement or (y) the limited liability company is dissolved, terminated or liquidated; (D) if Party B is a company, (x) any officer or director of Party B breaches any material provision of the Shareholders Agreement among the shareholders of Party B or the memorandum and articles of association or any other equivalent organizational documents of Party B; or (y) Party B is dissolved, terminated or liquidated; or
     (iii) any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in the judgment of Party A could have a material adverse effect on the financial condition of Party B or on Party B’s ability to perform its obligations hereunder (as supplemented by the Supplemental Confirmation) or under the Pledge Agreement, the Transaction Acknowledgment, or the Addendum, or that calls into question the validity or binding effect of any agreement of Party B hereunder (as supplemented by the Supplemental Confirmation) or under the Transaction Acknowledgment, the Pledge Agreement, the Confirmation (as supplemented by the Supplemental Confirmation), or the Addendum; or
     (iv) To the extent the law of the People’s Republic of China becomes applicable to Party B, Party B fails to comply in all material respects with the requirements of all applicable law of the People’s Republic of China if the failure to so comply would materially impair Party B’s ability to perform its obligations under this Confirmation (as supplemented by the Supplemental Confirmation), the Transaction Acknowledgment, the Agreement, the Addendum, the Pledge Agreement, or any other Credit Support Document to which Party B is a party; or
     (v) Charles Guowei Chao ceases to be, directly, the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of a majority of the outstanding ordinary shares of Party B or otherwise ceases to have the sole power to direct or cause the direction of the management or policies of Party B, or (b) a “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934) other than Charles Guowei Chao becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of more than fifteen percent (15%) of the outstanding ordinary shares of Party B.
     (d) Amendments to Equity Definitions. The following amendments shall be made to the Equity Definitions:
     (i) The first paragraph of Section 11.2(c) of the Equity Definitions is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the method of adjustment in the Confirmation of a Share Transaction, then following any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material effect on the theoretical value of the Shares or options on the Shares and, if so, may in its sole discretion make appropriate and commercially reasonable adjustments to any one or more of the aggregate Number of Shares, the Number of Shares for any Component, the Forward Floor Price, the Forward Cap Price, any Relevant Price, any Settlement Price, any Number of Shares to be

Delivered, any Forward Cash Settlement Amount and any other variable relevant to the exercise, settlement or payment terms of such Transaction”, and the sentence immediately preceding Section 11.2(c)(ii) is hereby amended by deleting the words “diluting or concentrative” and the words “(provided that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)” and replacing such latter phrase with the words “(and, for the avoidance of doubt, adjustments may be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)”.
     (ii) Section 11.2(e)(iii) of the Equity Definitions is hereby deleted in its entirety.
     (iii) Section 11.2(e)(vii) of the Equity Definitions is hereby deleted and replaced with the following, “any other event that may have a material effect on the theoretical value of the relevant Shares or options on the Shares”. For the avoidance of doubt, when making a determination whether a Potential Adjustment Event has occurred pursuant to this Section 11.2(e)(vii), the Calculation Agent shall make such determination in good faith and in a commercially reasonable manner.
     (iv) Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (A) inserting into the first line thereof the reference “(1)” after the word “means”, (B) deleting the period at the end of subsection (ii) thereof and inserting the following words in its place: “or (2) at Party A’s option, the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the Agreement with respect to that Issuer.”
     (e) Amendments and Elections with respect to the Agreement. The following amendments and elections shall be made to, and with respect to, the Agreement:
     (i) For purposes of Section 3(c) of the Agreement,
     (A) “Specified Entity” means, in relation to Party A, none, and in relation to Party B: none; and
     (B) Section 3(a)(v) of the Agreement is hereby amended by inserting the words “against Party B” between the word “enforceable” and the words “in accordance with their respective terms” therein.
     (ii) The agreement in Section 4(a)(iii) of the Agreement is amended by inserting “promptly upon the earlier of (1)” in lieu of the word “upon” at the beginning thereof and inserting “or (2) such party learning that the form or document is required” before the word “any” in the first line thereof.
     (iii) The “Cross Default” provisions of Section 5(a)(vi) of the Agreement will not apply to Party A and will apply to Party B, and, for such purpose “Specified Indebtedness” will mean any obligation in respect of the payment of borrowed money (whether present or future, contingent or otherwise, as principal or surety or otherwise), except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business, and the “Threshold Amount” in relation to Party B shall be zero.
     (iv) The definition of “Close-out Amount” in Section 14 of the Agreement is hereby amended by adding the following sentence at the end thereof: “The Close-out Amount or portion thereof relating to any Option Transaction, Forward Transaction or Equity Swap Transaction (each as defined in the Equity Definitions) shall be determined as if the phrases “quotations pursuant to clause (i) above or” and “quotations or” were deleted from the first sentence of the fifth full paragraph of this definition.”.
     (v) Annexes 1 through 18 and Section 6 of the ISDA 2002 Master Agreement Protocol as published by ISDA on July 15, 2003 are incorporated into and apply to the Agreement. References in those definitions and provisions to any ISDA Master Agreement will be deemed to be references to the Agreement.
     (f) Indemnity. In the event that Party A or any of its affiliates becomes involved in any capacity in any action, proceeding or investigation brought by or against any person in connection with any matter referred to in the Transaction Acknowledgment, Agreement, this Confirmation, the Supplemental Confirmation, the Addendum, or the Pledge Agreement, Party B shall reimburse Party A or such affiliate for its reasonable legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith within 30 days of receipt of notice of such expenses, and shall indemnify and hold Party A or such affiliate harmless on an after-tax basis against any losses, claims, damages or liabilities to which Party A or such affiliate may become subject in connection with any such action, proceeding or investigation. Notwithstanding the foregoing, such obligation to reimburse expenses, indemnify and hold harmless shall not apply to any action, proceeding, or investigation which is finally determined as having resulted from Party A’s gross negligence, willful misconduct, or any material breach of (or the inaccuracy in any material respect of any representation or warranty made in) the Transaction Acknowledgment, the Agreement, this Confirmation, the Supplemental Confirmation, the Addendum, the Pledge Agreement or any Related Agreement. The reimbursement and indemnity obligations of Party B under this Section shall be in addition to any liability that Party B may otherwise have, shall extend upon the same terms and conditions to the partners, directors, officers, agents, employees and controlling persons (if any), as the case may be, of Party A and its affiliates and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Party B, Party A, any such affiliate and any such person. Party B also agrees that neither Party A nor any of such affiliates, partners, directors, officers, agents, employees or controlling persons shall have any liability to Party B for or in connection with any matter referred to in the Transaction Acknowledgment, the Agreement, this Confirmation, the Supplemental Confirmation, the Addendum, or the Pledge Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Party B result from the gross negligence or bad faith of Party A or a breach by Party A of any of its covenants or obligations hereunder. The foregoing provisions shall survive any termination or completion of the Transaction.
     (g) No Condition of Confidentiality. Effective from the date of commencement of discussions concerning the Transaction, Party B and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Party B relating to such tax treatment and tax structure.
     (h) Termination and Liquidation. The parties hereto agree and acknowledge that Party A is a “financial institution” within the meaning of Section 101(22) of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further agree and acknowledge that this Agreement is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, and Party A is entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code.
     (i) Certain Authorized Transfers. Subject to the prior consent of Party B (which consent shall not be unreasonably withheld or delayed), Party A may transfer or assign its rights and obligations hereunder, under the Supplemental Confirmation, the Addendum, the Agreement, and the Pledge Agreement, in whole or in part, to (i) any of its affiliates, (ii) any entities sponsored or organized by, or on behalf of or for the benefit of, Party A or (iii) any third party.

     (j) Designation by Party A. Party A (the “Designator”) may designate any of its affiliates (the “Designee”) to deliver or take delivery, as the case may be, and otherwise perform its obligations to deliver or take delivery of, as the case may be, any Shares in respect of this Transaction, and the Designee may assume such obligations and the obligations of Party A under this Confirmation with respect to such Shares. Such designation shall not relieve the Designator of any of its obligations hereunder. Notwithstanding the previous sentence, if the Designee shall have performed the obligations of the Designator hereunder, then the Designator shall be discharged of its obligations to Party B to the extent of such performance.
     (k) Payments on Early Termination. Upon the occurrence or effective designation of an Early Termination Date occurring as a result of an Event of Default or a Termination Event or the occurrence of an Extraordinary Event that results in the cancellation or termination of the Transaction pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the Equity Definitions, if Party B would owe any amounts to Party A pursuant to Section 6(e) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) or any Cancellation Amount pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the Equity Definitions, then, except to the extent that Party A proceeds to realize pursuant to clause (ii) of paragraph 7(a) of the Pledge Agreement upon collateral pledged under the Pledge Agreement and to apply the proceeds of such realization as provided in the second clause of paragraph 7(d) thereof:
     (i) on such Early Termination Date or the date the Cancellation Amount is due in respect of such Extraordinary Event, in lieu of any payment or delivery required by Section 6(d)(ii) of the Agreement or Section 12.7 of the Equity Definitions, as the case may be, Party B shall deliver to Party A a number of Shares equal to the quotient obtained by dividing (A) the amount that would be payable pursuant to Section 6(e) of the Agreement or Section 12.8 of the Equity Definitions, as the case may be, were it not for this sentence, by (B) the market value of the Shares as of the Early Termination Date or the date as of which the Cancellation Amount is determined, as the case may be, as determined by the Calculation Agent; and
     (ii) for purposes of determining any Close-out Amount under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Party B fails to deliver Shares pursuant to clause (i) above at the time required, then the Transaction (including such delivery obligation) shall be included for the purpose of determining Party A’s Close-out Amount for all Transactions (including the Transaction) under the Agreement.
(l) Netting and Set-off.
     (i) If on any date cash would otherwise be payable or Shares or other property would otherwise be deliverable hereunder or pursuant to the Agreement or the Pledge Agreement by Party A to Party B and by Party B to Party A and the type of property required to be paid or delivered by each such party on such date is the same, then, on such date, each such party’s obligation to make such payment or delivery will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable or deliverable by one such party exceeds the aggregate amount that would otherwise have been payable or deliverable by the other such party, replaced by an obligation of the party by whom the larger aggregate amount would have been payable or deliverable to pay or deliver to the other party the excess of the larger aggregate amount over the smaller aggregate amount.
     (ii) In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise (including, without limitation, in Section 6(f) of the Agreement), upon the occurrence of a Default Event (as defined in the Pledge Agreement), Party A shall have the right to terminate, liquidate and otherwise close out the Transaction, all other Transactions contemplated by the Transaction Acknowledgment, the Agreement, each Confirmation, the Supplemental Confirmation, the Addendum, the Pledge Agreement and any other Credit Support Document pursuant to the terms hereof and thereof, and to set off any obligation that Party A or any affiliate of Party A may have to Party B hereunder or thereunder, including without limitation any obligation to make any release, delivery or payment to Party B pursuant to the Transaction Acknowledgment, the Supplemental Confirmation, the Addendum, the Agreement, the Pledge Agreement, any other Credit Support Document or any other such agreement, against any right Party A or any of its affiliates may have against Party B, including without limitation any right to receive a payment or delivery pursuant to any provision of the Transaction Acknowledgment, the Supplemental Confirmation, the Addendum, the Agreement, the Pledge Agreement, any other Credit Support Document and any such other agreement or hereunder. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor’s option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or any right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time, as determined by the Calculation Agent. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.
     (m) Provisions relating to MLPF&S:
     (i) MLPF&S is registered as a broker-dealer with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers. MLPF&S is acting as agent hereunder for both Party A and Party B pursuant to such party’s instructions. Party B acknowledges that it understands that MLPF&S is an affiliate of Party A.
     (ii) MLPF&S does not act as principal with respect to the Transaction and shall have no responsibility or liability to Party A or Party B whatsoever for or arising from (A) any failure by either Party A or Party B to perform any of its respective obligations under or in connection with the Transaction, (B) the collection or enforcement of any such obligations, or (C) the exercise of any of the rights and remedies of either Party A or Party B under or in connection with the Transaction. Each of Party A and Party B agrees to proceed solely against the other to collect or enforce any such obligations, and the Agent shall have no liability in respect of such obligations pursuant to the Transaction.
     (iii) Where MLPF&S acts as agent for Party A and Party B, upon written request, MLPF&S will furnish to Party A and Party B the date and time of the execution of the Transaction with respect to any Shares and a description of the source and amount of any remuneration received or to be received by MLPF&S or any other broker-dealer in connection with such portion of the Transaction.
     (iv) Party B understands, acknowledges and agrees that: (A) in all cases in which MLPF&S acts in connection with the Transaction, it is a corporate affiliate of Party A, Party B’s counterparty in the Transaction; (B) any dual capacity by MLPF&S, as well as the MLPF&S’s affiliate relationship to Party A, may create a conflict of interest between Party B’s interests and the interests and duties of MLPF&S and its affiliates and (C) MLPF&S, in a separate capacity for Party A, may hold collateral posted by or on behalf of Party B in connection with the Transaction in a collateral account for Party A, in which case MLPF&S shall be entitled to comply with the directions of Party A with respect to such collateral held in a collateral account with MLPF&S without further consent from Party B. With respect to the matters described in the previous sentence, Party B hereby waives any conflict of interest that MLPF&S or Party A may have concerning all matters directly or indirectly arising out of the Transaction and the administration and enforcement thereof, and, without limiting the generality of Section 3(f) above, releases, indemnifies and agrees to hold harmless MLPF&S and Party A and each of their respective officers, employees, agents, directors, affiliates, successors and assigns, from and against any claim, action, liability, loss or expense arising from any allegation of a conflict of interest relating to the Transaction.
     (n) Consent to Disclosure within Party A, BAS and their Affiliates. Party B consents to Party A and BAS effecting such disclosure as they may deem appropriate to enable them to transfer Party B’s records and information to process and execute Party B’s instructions with respect to the Transaction or pursuant to the Agreement, or in pursuance of their or Party B’s commercial interests, to each other or any of their affiliates. For the avoidance of doubt, Party B’s consent to disclosure includes the right on the part of Party A and BAS to allow access to any intended recipient of Party B’s information, to the records of Party A or BAS by any means.
     (o) USA PATRIOT Act Required Notice. Party A and BAS hereby notify Party B that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), they are required to obtain, verify and record information that identifies Party B, which information includes the name and address of Party B and information that will allow Party A and BAS to identify Party B in accordance with the Act.
     (p) GOVERNING LAW. THIS CONFIRMATION AND THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CHOICE OF LAW RULES THEREOF EXCEPT FOR SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS CONFIRMATION OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     (q) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS CONFIRMATION OR ANY TRANSACTION CONTEMPLATED HEREBY.
4.	Notice and Account Details.
     (a) Telephone and/or Facsimile Numbers and Contact Details for Notices:
     Address for notices or communications to Party A:
Bank of America, N.A.
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated,
as agent or arranger (as provided herein)
Bank of America Tower at One Bryant Park
New York, NY 10036
Attention: Legal Department

Telephone: 646-855-7127
Facsimile: 704-208-2869
     Address for notices or communications to Party B:
New-Wave Investment Holding Company
20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080
People’s Republic of China
Attention: Chief Executive Officer
With a copy to:
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, 100022
People’s Republic of China
Attention: Lee Edwards
Fax: (8610) 6563-6000
     (b) Account Details:
Account Details of Party A:

Pay to:	Bank of America, N.A.
New York, NY
SWIFT: BOFAUS3N
Bank Routing: 026-009-593
Account Name: Bank of America
Account No. : 0012333-34172
Account Details of Party B:

5.	Offices.
Party A: Charlotte
Party B: Not Applicable

     Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely, BANK OF AMERICA, N.A.
By:	/s/ Brian D. Gray
	Name:	Brian D. Gray
	Title:	Authorized Signatory

Accepted and Confirmed as of the Trade Date: NEW-WAVE INVESTMENT HOLDING COMPANY LIMITED
By:	/s/ Charles Guowei Chao
	Name:	Charles Guowei Chao
	Title:	Chief Executive Officer

Signature Page to Confirmation